EXHIBIT 12.2

TEXTRON INC.

INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 30, 2006
Fixed charges:
Interest expense	$328
Estimated interest portion of rents	22
Total fixed charges	$350

Income:
Income from continuing operations before income taxes	$710
Fixed charges	350
Adjusted income	$1,060

Ratio of income to fixed charges	3.03